SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 17, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Stock Exchange Release: Nokia appoints Melissa Schoeb as Chief Corporate Affairs Officer and member of the Group Leadership team

STOCK EXCHANGE RELEASE	1 (4)
17 March 2021

Nokia appoints Melissa Schoeb as Chief Corporate Affairs Officer and member of the Group Leadership team

Nokia Corporation

Stock Exchange Release

17 March 2021 at 9:45 (CET +1)

Nokia appoints Melissa Schoeb as Chief Corporate Affairs Officer and member of the Group Leadership team

Espoo, Finland – Nokia today announces the appointment of Melissa Schoeb as Chief Corporate Affairs Officer and member of the Group Leadership Team, effective from 12 April 2021.

Nokia’s Chief Corporate Affairs Officer oversees Communications, Government Relations, Brand and Sustainability.

Melissa has extensive experience in corporate affairs and joins Nokia from Occidental, one of the world’s largest independent oil and gas companies, where she is Vice President, Corporate Affairs, advancing the company’s reputation in support of its global business strategy. Prior to working at Occidental, she held a number of senior leadership positions at FleishmanHilliard, one of the world’s leading communications consultancies, and was Director of Global Communications for Nortel Networks, a multinational telecommunications and data networking equipment manufacturer.

Melissa also has significant management consulting and business management experience having held a business director role at The VenCom Group, a venture capital company focused on the telecommunications sector, and consulting roles at Gemini Consulting.

“I’m delighted to welcome Melissa to Nokia’s Group Leadership Team. She has extensive experience in managing company reputations and enabling organizations to achieve their objectives. As Nokia embarks on the next stage of its journey, we will play a key part in providing the technology that will enable positive change for the planet, our economy and our society. Melissa’s knowledge in helping shape these relevant debates and ensure a strong voice for Nokia will be crucial to our future success,” said Pekka Lundmark, President and CEO of Nokia.

“I’m thrilled to be joining the Nokia team at this pivotal time in the company’s history. Its leading technology and intellectual property, iconic brand and differentiated strategy position it for sustained long-term growth. I look forward to advancing Nokia’s global reputation with its stakeholders to drive and support the company’s business goals,” Melissa Schoeb commented.

Melissa will be based in Espoo, Finland and report to Nokia’s President and Chief Executive Officer, Pekka Lundmark.

Additional background information on all current members of the Group Leadership Team can be found at www.nokia.com/en_int/investors/corporate-governance/group-leadership-team.

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17 March 2021

About Melissa Schoeb

Born: 1968

Nationality: US national

Experience:

Occidental, Houston, US, 2007–

•	Vice President, Corporate Affairs, 2017–
•	Vice President, Communications and Public Affairs, 2012–2017
•	Senior Director, Communications and Public Affairs, 2007–2012

FleishmanHilliard, US, 2002–2007

•	Senior Vice President and Senior Partner, General Manager, Southern California
•	Senior Vice President and Partner General Manager, San Diego
•	Senior Vice President, San Francisco

Nortel Networks, Santa Clara, US, 2000–2002

•	Director of Global Communications

FleishmanHilliard, San Francisco, US, 1998–2000

•	Vice President, Technology

The VenCom Group Inc, Chicago, US, 1995–1997

•	Business Director

Gemini Consulting, London UK, Washington DC, US, 1991–1995

•	Consultant

Education:

•	Fellowship Recipient, Four Freedoms Foundation, Rome, Italy, 1990–1991
•	Double Major, Bachelor of Arts in International Relations and Spanish, 1990
•	Mary Washington University, Virginia, US, 1986–1990

Languages:

Fluent in English, Spanish and Italian

Additional positions:

•	Member of the Arthur Page Society and The Seminar
•	Board member of Mary Washington University’s College of Business Executive Advisory Board

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17 March 2021

Media Enquiries

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

About Nokia

We create the critical networks and technologies to bring together the world’s intelligence, across businesses, cities, supply chains and societies.

With our commitment to innovation and technology leadership, driven by the award-winning Nokia Bell Labs, we deliver networks at the limits of science across mobile, infrastructure, cloud, and enabling technologies.

Adhering to the highest standards of integrity and security, we help build the capabilities we need for a more productive, sustainable and inclusive world.

For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; and E) statements preceded by or including “believe”, “expect”, “expectations”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should", "will” or similar expressions.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.

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Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; and 7) the scope and duration of the COVID-19 impact on the global economy and financial markets as well as our customers, supply chain, product development, service delivery, other operations and our financial, tax, pension and other assets, and the shape of the economic recovery following the pandemic as well as the risk factors specified in our 2020 annual report on Form 20-F published on March 4, 2021 under "Operating and financial review and prospects-Risk factors" and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2021	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate